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sgandhi@sidley.com +1 212 839 5684	FOUNDED 1866

May 9, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Athene Holding Ltd. —
Registration Statement on Form S-1 relating to the offering
of Class A common shares of Athene Holding Ltd.

Ladies and Gentlemen:

On behalf of Athene Holding Ltd., a Bermuda corporation (the “Company” or the “Registrant”), submitted for filing under the Securities Act of 1933, as amended, is the Registrant’s Registration Statement on Form S-1 (the “Registration Statement”), relating to a proposed offering of the Company’s Class A common shares, par value $0.001 per share.

In connection with the filing of the Registration Statement, a filing fee of $10,070.00 has been paid to the Commission.

If you have any questions regarding this filing, please contact the undersigned, of this firm, as counsel to the Company, by telephone at (212) 839-5684, or by email at sgandhi@sidley.com. Thank you for your consideration in this matter.

Very truly yours,

/s/ Samir A. Gandhi

Samir A. Gandhi

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships.